EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Earnings:
Pretax loss	$(4,406)	$(36,445)	$(59,312)	$(117,372)	$(76,390)	$(51,746)
Add fixed charges	828	1,460	883	482	40 7	2 40
Total earnings	(3,578)	(34,985)	(58,429)	(116,890)	(75,98 3)	(51,5 06)

Fixed charges:
Interest expensed, including amortization of debt discount and deferred financing costs	676	1,344	776	222	-	-
Estimated interest component of rent expense	152	116	108	259	40 7	2 40
Total fixed charges	828	1,460	883	482	40 7	2 40
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(4,406)	$(36,445)	$(59,312)	$(117,372)	$(76,390)	$(51,746)